Filed by Nuveen Investment Trust

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Global Equity Income Fund

Commission File No. 811-21903

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Fund Board Approves Closed-End Fund Reorganization

CHICAGO, May 26, 2016 – Nuveen Investments, an operating division of TIAA Global Asset Management, today announced that the Board of the Nuveen Global Equity Income Fund (NYSE: JGV) approved a plan to reorganize the fund into the open-end Nuveen NWQ Global Equity Income Fund. As previously announced, the reorganization is subject to shareholder approval at the fund’s annual meeting to be held this fall.

The Board also approved the termination of the sub-advisory agreement between Nuveen Fund Advisors, LLC (NFAL) and Tradewinds Global Investors, LLC (Tradewinds) for JGV, effective August 1, 2016, and approved an interim sub-advisory agreement between NFAL and its affiliate, NWQ Investment Management Company, LLC (NWQ), that will go into effect on the same date. The terms of the fund’s interim sub-advisory agreement between NFAL and NWQ will be identical to the terms of the fund’s current sub-advisory agreement between NFAL and Tradewinds, except that the interim sub-advisory agreement will terminate on the earlier of 150 days after its effective date or the date the reorganization for the fund is consummated.

Additionally, as of August 1, 2016, JGV will no longer be managed by its current portfolio manager and the fund will be managed by the following individuals:

James T. Stephenson, CFA, is a Managing Director, Portfolio Manager and Equity Analyst at NWQ. Prior to joining NWQ in 2006, Mr. Stephenson spent seven years at Bel Air Investment Advisors, LLC, a State Street Global Advisors Company, where he was a Managing Director and Partner. Most recently, Mr. Stephenson was Chairman of the firm’s Equity Policy Committee and the Portfolio Manager for Bel Air’s Large Cap Core and Select strategies.

Previous to this, he spent five years as an Analyst and Portfolio Manager at ARCO Investment Management Company. Prior to that, he was an Equity Analyst at Trust Company of the West.

Thomas J. Ray, CFA, is Managing Director, Head of Fixed Income and Portfolio Manager at NWQ. Prior to joining NWQ in 2015, he served as Chief Investment Officer, President and founding member of Inflective Asset Management, a boutique investment firm specializing in convertible securities, from 2001 until 2011. From 2011 until joining NWQ in 2015, Mr. Ray was a private investor. Prior to founding Inflective, Mr. Ray served as portfolio manager at Transamerica Investment Management.

A Q&A with more detailed information on the fund reorganization can be viewed by clicking here.

Nuveen provides investment solutions designed to help secure the long-term goals of individual investors and the financial advisors who serve them. Through the expertise and capabilities of TIAA Global Asset Management’s high-caliber investment managers, Nuveen is committed to providing world-class consultative services and advice that align with client needs. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments is an operating division of TIAA Global Asset Management. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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16615-INV-O-05/18

Nuveen Global Equity Income Fund (JGV)

Q&A: Proposed Fund Reorganization

May 26, 2016

Nuveen Investments recently announced a proposed plan to strengthen and accelerate the growth of its global equity platform at NWQ Investment Management Company, LLC (NWQ). As part of the overall plan, a number of existing funds managed by Tradewinds Global Investors, LLC, including JGV, would be consolidated into a global equity income fund managed by NWQ. The Nuveen Funds’ Board has approved the reorganization of JGV into Class A shares of the open-end Nuveen NWQ Global Equity Income Fund (NGQAX), subject to approval by JGV shareholders. The following Q&A is intended to provide additional information regarding the proposed reorganization.

Q:	Why is the reorganization being proposed?
A:

The proposed reorganization is part of a broader restructuring of Nuveen’s global equity platform, under which a number of existing global equity mandates are being moved to NWQ. Nuveen believes that NWQ’s global equity income strategy would afford JGV shareholders an attractive degree of comparability with JGV’s current investment approach while offering an opportunity for improved investment performance over time, in addition to attractive fee savings.

Q:	Why is Nuveen proposing to merge JGV into a mutual fund?
A:

Nuveen believes that the nature of NWQ’s global equity income strategy makes it better suited for a mutual fund format. NWQ’s strategy is currently available to investors through the open-end Nuveen NWQ Global Equity Income Fund (“NWQ Fund”). The NWQ Fund was recently awarded the 2016 Thomson Reuters Lipper Fund Award for best performing fund among 33 peers in the Lipper Global Equity Income Funds category for the three-year period ending November 30, 2015. Nuveen believes that the most attractive way for JGV shareholders to access NWQ’s Global Equity Income strategy is through the proposed merger of JGV into the NWQ Fund.

Q:	What are the proposed merger’s potential benefits for JGV shareholders?
A:	The proposed merger offers JGV shareholders the following potential benefits:
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Continuity of Investment Mandate. The NWQ Fund would enable JGV shareholders to maintain their global equity market exposure with a mandate that offers a high degree of comparability to JGV’s existing mandate.

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Improved Performance Potential. NWQ’s global equity income strategy has delivered significantly stronger historical returns than JGV, as evidenced by the NWQ Fund’s recent receipt of a 2016 Thompson Reuters Lipper Fund Award,

-	Lower Management Fees. The NWQ Fund has lower contractual management fee rates compared to JGV.

-	Liquidity at Net Asset Value. Merger into the NWQ Fund would eliminate JGV’s discount and provide JGV shareholders with on-going liquidity at net asset value.

Q:	Will JGV’s portfolio be managed differently prior to the proposed reorganization?
A:

Yes. The Nuveen Fund Board has approved a new, interim sub-advisory agreement pursuant to which NWQ would assume responsibility for managing JGV’s portfolio effective August 1, 2016. However, the fund’s investment objective and policies will not change, and the fund will continue to hedge substantially all of its currency exposure.

Q:	Are there any key investment policy differences between the NWQ fund and JGV?
A:	No. The NWQ Fund’s investment policies are substantially the same as JGV’s investment policies.

Q:	Does the NWQ fund hedge its currency exposure?
A:	No. The NWQ Fund does not currently hedge its currency exposure.

Q:	How does JGV’s distribution policy compare to the NWQ fund’s distribution policy?
A:

JGV currently employs a managed distribution policy, which seeks to distribute the fund’s projected long-run total return consisting of both dividend income as well as expected price appreciation, through regular quarterly distributions. The NWQ Fund makes quarterly income-only distributions and distributes any taxable gains annually; the price appreciation component of the fund’s total return is retained and reflected in the fund’s NAV, and the fund does not distribute shareholder capital.

Q:	How do total fund expenses compare between JGV and the NWQ Fund?
A:	On a pro forma basis, total fund expenses after reimbursements are expected to be unchanged for class A shareholders and to decline for Class I shareholders.

Q:	Will JGV shareholders who redeem NWQ fund shares after the proposed reorganization be subject to a redemption fee?
A:	No. JGV shareholders will not be charged redemption fees when redeeming the NWQ Fund shares.

Q:	What will JGV shareholders receive post-merger?
A:

If the merger is consummated, JGV shareholders will be merged into the NWQ Fund at NAV. An exchange ratio will be calculated on the merger date by dividing JGV NAV by the NAV of the NWQ Fund. For example, if the NAV for JGV is $12.00 and the NAV for the NWQ Fund is $24.00, JGV shareholders will receive  1⁄2 a share of the NWQ Fund for every share of JGV they own.

Q:	Will the proposed reorganization have tax consequences for JGV shareholders?
A:

No. The proposed reorganization will be a tax-free transaction. Nuveen does not anticipate that the transition of JGV’s investment portfolio to the NWQ Global Equity Income mandate following NWQ’s assumption of portfolio management responsibilities on August 1st will generate any net realized gains.

Q:	When is the proposed reorganization expected to be completed?
A:

The proposed reorganization is subject to approval by JGV shareholders at the fund’s annual shareholder meeting to be held later this year. Subject to shareholder approval and satisfaction of customary closing conditions, the reorganization is expected to be completed late third quarter or early fourth quarter of this year.

Q:	Do I need to take any action at this time?
A:	No. You should look for additional information regarding the fund’s proposed reorganization in the fund’s proxy statement, which is expected to be filed in the coming weeks.

Before investing, carefully consider fund investment objectives, risks, charges and expenses. For this and other information that should be read carefully, please request a prospectus or summary prospectus from your financial advisor or Nuveen Investments at 800.257.8787 or visit nuveen.com.

A WORD ON RISK

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund’s investment objectives will be achieved. Prices of equity securities may decline significantly over short or extended periods of time. Non-U.S. investments involve risks such as currency fluctuation, political and economic instability, lack of liquidity and differing legal and accounting standards. These risks are magnified in emerging markets. These and other risk considerations, such as credit, derivatives, high yield securities, and interest rate risks are described in detail in the Fund’s prospectus.

Lipper Fund Award: The highest Lipper Leader for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five, or ten years. A detailed awards methodology can be found at http://excellence.thomsonreuters.com/award/lipper. Class I Shares have no sales charge and may be purchased only by specified classes of investors. Other fund share class purchases may be subject to a front-end sales load. The total number of funds in a Lipper award classification may include multiple share classes of a single fund.

From Thomson Reuters Lipper Awards, © 2016 Thomson Reuters. All rights reserved. Used by permission and protected by the Copyright Laws of the United States. The printing, redistribution, or retransmission of this Content without express permission written is prohibited.

Past performance is no guarantee of future results. Funds considered in the Lipper Awards may have experienced negative returns during or since the rating period. Mutual fund investing involves risk; principal loss is possible. There is no guarantee that the Funds’ investment objectives will be achieved.

There are risks inherent in any investment including, but not limited to, interest rate risk, credit risk, market risk and the possible loss of principal. Shares of closed-end funds frequently trade at a discount from the net asset value. When sold, shares may be worth more or less than the purchase price or the net asset value.

Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc.

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